First Financial Corporation

One First Financial Plaza

Terre Haute, Indiana 47807

(812) 238-6000

June 10, 2019

Via Edgar

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, DC 20549

Re:	First Financial Corporation
Registration Statement on Form S-4 (File No. 333-230810)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, First Financial Corporation hereby respectfully requests that its Registration Statement on Form S-4 filed on April 11, 2019 (File No. 333-230810), as amended on June 6, 2019, be declared effective at 4:00 p.m., Eastern Time, on Tuesday, June 11, 2019, or as soon thereafter as practicable.

Please contact John W. Tanselle of SmithAmundsen, LLC, at (317) 464-4148 with any questions you may have concerning this request. In addition, please notify Mr. Tanselle when this request for acceleration has been granted.

Sincerely,

FIRST FINANCIAL CORPORATION

/s/ Rodger A. McHargue

Rodger A. McHargue
Senior Vice President and Chief Financial Officer